                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 6)


                             RF Micro Devices, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   749941 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               William B. Lawrence
                                    TRW Inc.
                             1900 Richmond Road, 3E
                              Cleveland, Ohio 44124
                                 (216) 291-7230
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 4, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.


                         (Continued on following pages)



                               (Page 1 of 7 Pages)

                                     13D
CUSIP NO. 749941 10 0                                          Page 2 of 7 Pages


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         TRW Inc. ("TRW"), I.D. #34-0575430

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) ___
                                                                                                  (b) ___

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         WC, OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      ____

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio

      NUMBER OF       7     SOLE VOTING POWER                                                9,200,474
       SHARES                                                                           ----------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY                                                                          ----------------------
       EACH           9     SOLE DISPOSITIVE POWER                                           9,200,474
     REPORTING                                                                          ----------------------
    PERSON WITH       10    SHARED DISPOSITIVE POWER
                                                                                        ----------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,200,474

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.5 percent

  14     TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

This Amendment No. 6 on Schedule 13D amends the beneficial ownership statement initially filed on February 12, 1998 on Schedule 13G, as amended by Amendment No. 1 on Schedule 13D filed on June 29, 1998, Amendment No. 2 on Schedule 13D filed on September 18, 1998, Amendment No. 3 on Schedule 13D filed on February 3, 1999, Amendment No. 4 on Schedule 13D filed on April 29, 1999 and Amendment No. 5 on Schedule 13D filed on June 1, 1999 (collectively, the "Schedule 13D"), pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation ("TRW"). This statement is being filed to reflect TRW's sale, in the aggregate, of 777,000 shares of common stock, no par value ("Common Stock"), of RF Micro Devices, Inc. ("RFMD"), executed in multiple trades between June 1, 1999 and June 8, 1999, in accordance with Rule 144 under the Securities Act of 1933, as amended. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are amended in their entirety by the following:

         (a) TRW beneficially owns 9,200,474 shares of Common Stock. The number of shares of Common Stock beneficially owned by TRW represents 23.5 percent of the 39,192,134 shares of Common Stock outstanding as of January 28, 1999, as adjusted for a stock split effected on March 31, 1999. The Directors and executive officers of TRW disclaim beneficial ownership of these shares.

         (b) TRW has sole voting and dispositive power with respect to 9,200,474 shares.

Paragraph (c) of Item 5 of the Schedule 13D is amended by adding the following immediately prior to the last paragraph of paragraph (c):

         "On June 1, 1999, TRW sold an additional 109,500 shares of Common Stock of RFMD in six different trades as follows:

NUMBER OF SHARES                        PRICE PER SHARE

11,000                                  $41.375
20,000                                  $41.25
 8,500                                  $41.6875
20,000                                  $41.625
 3,000                                  $41.4375
47,000                                  $41.125

The prices set forth above do not reflect selling commissions of one-tenth of one percent on each of these transactions.


                               (Page 3 of 7 Pages)

         On June 2, 1999, TRW sold an additional 50,000 shares of Common Stock of RFMD in three different trades as follows:

NUMBER OF SHARES                        PRICE PER SHARE

 5,000                                  $41.00
10,000                                  $40.0625
35,000                                  $40.00

The prices set forth above do not reflect selling commissions of one-tenth of one percent charged on each of these transactions.

         On June 3, 1999, TRW sold an additional 185,000 shares of Common Stock of RFMD in fourteen different trades as follows:


NUMBER OF SHARES                        PRICE PER SHARE

15,000                                  $43.375
 5,000                                  $47.625
20,000                                  $43.75
31,500                                  $47.5625
 5,000                                  $46.375
15,000                                  $46.00
 5,000                                  $45.625
13,500                                  $47.4375
25,000                                  $47.3125
 5,000                                  $47.875
15,000                                  $44.50
 5,000                                  $47.75
20,000                                  $45.50
 5,000                                  $45.5625


The prices set forth above do not reflect selling commissions of one-tenth of one percent charged on each of these transactions.

                             (Page 4 of 7 Pages)

         On June 4, 1999, TRW sold an additional 365,000 shares of Common Stock of RFMD in twenty-seven different trades as follows:

NUMBER OF SHARES                        PRICE PER SHARE

15,000                                  $48.875
 1,000                                  $48.875
 2,000                                  $48.4375
11,600                                  $49.00
12,500                                  $49.0625
50,300                                  $48.50
 2,500                                  $49.3125
47,000                                  $48.9375
 2,600                                  $49.125
55,000                                  $48.00
 2,500                                  $48.8125
 3,000                                  $48.6875
 2,600                                  $49.25
 3,700                                  $48.75
 3,100                                  $49.375
 5,100                                  $49.6875
 2,500                                  $49.9375
25,000                                  $48.0625
 2,500                                  $49.4375
 4,000                                  $49.5625
15,500                                  $48.5625
35,000                                  $48.625
18,000                                  $49.875
20,000                                  $48.375
 3,000                                  $49.50
14,000                                  $48.125
 6,000                                  $48.25

The prices set forth above do not reflect selling commissions of one-tenth of one percent charged on each of these transactions.

         On June 7, 1999, TRW sold an additional 40,000 shares of Common Stock of RFMD in four different trades as follows:

NUMBER OF SHARES                        PRICE PER SHARE

 7,500                                  $55.6875
10,000                                  $55.625
 7,500                                  $55.4375
15,000                                  $55.00

The prices set forth above do not reflect selling commissions of less than one-tenth of one percent charged on each of these transactions.


                               (Page 5 of 7 Pages)

         On June 8, 1999, TRW sold an additional 27,500 shares of Common Stock of RFMD in six different trades as follows:

NUMBER OF SHARES                        PRICE PER SHARE

 5,000                                  $57.50
 2,000                                  $56.50
 1,500                                  $56.25
 1,500                                  $56.0625
 5,000                                  $56.125
12,500                                  $56.00

The prices set forth above do not reflect selling commissions of less than one-tenth of one percent charged on each of these transactions of RFMD."

                             (Page 6 of 7 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 1999

                                      TRW INC.

                                      By:  /s/ William B. Lawrence
                                           ------------------------------
                                           William B. Lawrence
                                           Executive Vice President,
                                           General Counsel and Secretary





                               (Page 7 of 7 Pages)